Exhibit 99.1
FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company
Neovasc Inc. (“Neovasc”)
13700 Mayfield Place, Suite 2135
 Richmond, BC  V6V 2E4
Item 2:	Date of Material Change
May 19, 2016
Item 3:	News Release
A news release announcing the material change was issued on May 19, 2016 through PRNewswire and a copy was subsequently filed on SEDAR.
Item 4:	Summary of Material Change
On May 19, 2016, the Company announced that following a trial in Boston, Massachusetts a jury found in favor of CardiAQ, on CardiAQ’s claims for relief for breach of contract, breach of the duty of honesty in contractual performance, and three of CardiAQ’s six asserted trade secrets.
Item 5:	Full Description of Material Change
On May 19, 2016, the Company announced that following a trial in Boston, Massachusetts a jury found in favor of CardiAQ, on CardiAQ’s claims for relief for breach of contract, breach of the duty of honesty in contractual performance, and three of CardiAQ’s six asserted trade secrets. The jury also issued advisory findings in favor of CardiAQ regarding its causes of action under Massachusetts Gen. Law. Ch. 93A and patent inventorship. The jury awarded US $70 million on the trade secret claim for relief, and no damages on the contractual claims for relief.
CardiAQ filed suit against Neovasc in the United States District Court for the District of Massachusetts and asserted these claims for relief regarding Neovasc’s transcatheter mitral valve technology, including the Tiara.
Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
Item 7:	Omitted Information
Not applicable.
Item 8:	Executive Officer
Chris Clark, Chief Financial Officer
 Phone: 604-248-4138
Item 9:	Date of Report
This Material Change Report is dated as of June 8, 2016.